DALMORE GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	525,980
Accounts receivable		1,009,322
Net prepaid		64,856
Due from related party		30,916
Restricted Stock		2,065
TOTAL ASSETS	$	1,633,139

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	783,323
Deferred revenue		93,540
		876,863
MEMBER'S EQUITY		
Member's Equity		756,276
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,633,139